UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

SCHEDULE 13G
 Under the Securities Exchange Act of 1934*

(Amendment No. 1)*

Noranda Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

655422 10 3

(CUSIP Number)

Annual Reporting Requirement

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☐ ☒	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655422 10 3	Page 2 of 6 pages

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brascan Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☒ — Joint filing

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF	5	SOLE VOTING POWER	96,604,783

SHARES
	6	SHARED VOTING POWER	0
BENEFICIALLY

OWNED BY EACH	7	SOLE DISPOSITIVE POWER	96,604,783

REPORTING
	8	SHARED DISPOSITIVE POWER	0
PERSON WITH

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,604,783

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	Not applicable	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 40.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, HC

CUSIP No. 655422 10 3	Page 3 of 6 pages

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EdperPartners Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☒ — Joint filing

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF	5	SOLE VOTING POWER	96,604,783

SHARES
	6	SHARED VOTING POWER	0
BENEFICIALLY

OWNED BY EACH	7	SOLE DISPOSITIVE POWER	96,604,783

REPORTING
	8	SHARED DISPOSITIVE POWER	0
PERSON WITH

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,604,783

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	Not applicable	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 40.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, HC

CUSIP No. 655422 10 3	Page 4 of 6 pages

Item 1(a)	Name of Issuer

Noranda Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

181 Bay Street
Suite 4100
Toronto, Ontario
M5J 2T3

Item 2(a)	Name of Person Filing

Brascan Corporation (“Brascan”)
EdperPartners Limited (“Edper”)

Item 2(b)	Address of Principal Business Office or, if none, Residence

BCE Place, 181 Bay Street
Suite 4400, P.O. Box 762
Toronto, Ontario
M5J 2T3

Item 2(c)	Citizenship

See item 4 of cover pages

Item 2(d)	Title of Class of Securities

Common Shares, no par value

Item 2(e)	CUSIP Number

Common Shares: 655422 10 3

Item 3.	Not applicable

CUSIP No. 655422 10 3	Page 5 of 6 pages

Item 4.	Ownership

(a) Amount Beneficially Owned:

See item 9 of cover pages. Brascan beneficially owns the Common Shares directly through subsidiaries. Brascan’s major shareholder is Edper. Edper beneficially owns the Common Shares indirectly through Brascan.

(b) Percent of Class:

See item 11 of cover pages

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

See item 5 of cover pages

(ii) shared power to vote or to direct the vote:

See item 6 of cover pages

(iii) sole power to dispose or to direct the disposition of:

See item 7 of cover pages

(iv) shared power to dispose or to direct the disposition of:

See item 8 of cover pages

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

CUSIP No. 655422 10 3	Page 6 of 6 pages

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 3, 2003.

BRASCAN CORPORATION

By:	/s/ Alan V. Dean
	Name:	Alan V. Dean
	Title:	Senior Vice President, Corporate Affairs and Secretary

EDPERPARTNERS LIMITED

By:	/s/ Brian D. Lawson
	Name:	Brian D. Lawson
	Title:	President and Secretary